SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 15, 2004

EXTENDICARE INC.

(Translation of registrant’s name into English)

3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXHIBIT INDEX
SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
99.1	News Release dated June 1, 2004 — Extendicare Inc. Acquires Four U.S. Facilities Totalling 321 Beds
99.2	News Release dated June 15, 2004 — Extendicare Inc. Declares Preferred Share Dividend Payment (TSX: EXE.PR.E)
99.3	News Release dated June 15, 2004 — Extendicare Inc. Receives $15.6 Million Cash Dividend from Crown Life

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.
Date: June 15, 2004	By:	/s/ MARK W. DURISHAN
Mark W. Durishan
Vice-President, Finance and Chief Financial Officer